October 23, 2007

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-3561

Attn:	H. Christopher Owings

Scott Anderegg

Re:	Active Power, Inc.
Registration Statement on Form S-1
Filed September 12, 2007
File No. 333-146019

Dear Mssrs. Owings and Anderegg:

On behalf of Active Power, Inc. (“Active Power” or the “Company”), we are responding to the Staff’s letter dated October 11, 2007 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

FORM S-1

General

1.	The legal opinion refers to the “General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Andrews Kurth LLP has delivered to the Company the letter attached hereto as Exhibit A, which confirms that “Delaware General Corporation Law” is deemed to include the applicable provisions of the Delaware Constitution and the reported judicial opinions interpreting those laws as currently in effect.

2.

We note your disclosure that your “management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2007 (the end of the period covered by this Quarterly Report on Form 10-Q) to ensure that information

U.S. Securities and Exchange Commission

October 23, 2007

required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” In future filings, also indicate, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

The Company hereby confirms that in future filings, it will indicate, if true, that its officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

3.	We note your disclosure that “Other than the remediation described above, no changes in our internal control over financial reporting occurred during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” In future filings, state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

The Company hereby confirms that in future filings, it will state clearly, if correct, that there were changes in its internal control over financial reporting that occurred during the quarter that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

* * * * * * * * * *

Should you have any follow-up questions, please call me at (512) 338-5412.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/S/ DEREK L. WILLIS
Derek L. Willis

cc:	John K. Penver, Chief Financial Officer, Active Power, Inc.

Exhibit A

Andrews Kurth LLP

October 23, 2007

Active Power, Inc.

2128 W. Braker Lane, BK12

Austin, Texas 78758

Re:	Active Power, Inc. Registration Statement on Form S-1 (File No. 333-146019)

Ladies and Gentlemen:

Further to our opinion letter dated September 12, 2007, which was filed as Exhibit 5.1 to Active Power, Inc.’s Registration Statement on Form S-1 (File No. 333-146019), as filed September 12, 2007, we hereby confirm that the phrase “General Corporation Law of the State of Delaware” as used in such letter is deemed to include the applicable provisions of the Delaware Constitution and the reported judicial opinions interpreting those laws (the General Corporation Law of the State of Delaware and the Delaware Constitution), in each case as currently in effect.

Very truly yours,

/s/ Andrews Kurth LLP